June 5, 2025

Jonathan Banas
Chief Financial Officer
Cooper-Standard Holdings Inc.
40300 Traditions Drive
Northville, MI 48168

       Re: Cooper-Standard Holdings Inc.
           Form 10-K for the Year Ended December 31, 2024
           Filed February 14, 2025
           File No. 001-36127
Dear Jonathan Banas:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Segment Results of Operations, page 33

1. We note your disclosure on page 34 of total segment adjusted EBITDA for the reportable segments. We also note that this amount differs from the consolidated
       Adjusted EBITDA disclosed on page 38 which is reconciled to your net loss. Please note that a total of the segment profitability measures, when disclosed outside the notes to the financial statements, represents a non-GAAP financial measure and must be disclosed as such and be presented in accordance with our non-GAAP guidance. In this regard, it appears that this amount may exclude some normal recurring operating expenses. Please advise or revise accordingly. Refer to Question 104.04 of the SEC
       Staff's Compliance & Disclosure Interpretation on Non-GAAP Financial Measures.
 June 5, 2025
Page 2


Liquidity and Capital Resources
Cash Flows, page 35

2. Please provide a more informative analysis and discussion of changes in operating, investing, and financing cash flows for each period presented in future filings. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 5.B.1 of Form 20-F and Section
       IV.B of SEC Release No. 33-8350.
Notes to Consolidated Financial Statements
21. Business Segments, page 82

3. We note you include a line item in your reconciliation for consolidated EBITDA. Please note that as this does not appear to be a segment measure of
       profitability, it would be considered a non-GAAP financial measure and should not be disclosed in the notes to the financial statements in accordance with Item
       10(e)(1)(ii)(C). We refer you to Comment 3 in our letter to you dated May 21, 2024.
4. We note your line item of other segment items which you describe in footnote (a) as including other income and expenses and other non-comparable items to derive at total reportable segment adjusted EBITDA. Please provide us, and revise future filings to include, a more detailed description of what is included in the "other segment items". Refer to ASC 280-10-50-26B.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Gilmore at 202-551-3777 or Claire Erlanger at 202-551-3301
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing